Exhibit 99(a)(22)

Non-binding unofficial English translation for information purposes only. Original in French.

WAVECOM

A corporation with a share capital of 15,820,442 euros

Registered office: 3, esplanade du Foncet

92442 Issy les Moulineaux Cedex (FRANCE)

Nanterre Trade and Companies Register number 391 838 042

NOTICE CALLING THE SHAREHOLDERS’ MEETING

ADDITION TO THE NOTICE CALLING THE SHAREHOLDERS’ MEETING

PUBLISHED IN THE BULLETIN DES ANNONCES LEGALES OBLIGATOIRES

N° 141 ON NOVEMBER 21, 2008

COMBINED SHAREHOLDERS’ MEETING OF DECEMBER 8, 2008

Following the requests by the workers’ council pursuant to articles L. 2323-67 and R. 2323-14 of the French labor code, to add proposed resolutions to the agenda for the combined general and extraordinary shareholders’ meeting of Wavecom (the “Company”) to be held on December 8, 2008 the following resolutions, falling within the competence of the general shareholders’ meeting, are added:

Eighth resolution

Acknowledging the report of the Board of Directors of the Company, under the terms of which the Directors decided to submit to the shareholders the decision to distribute a special dividend of one (1) euro per share comprising the Company’s share capital as of the date of the general meeting, allocated from the additional paid-in capital,

Considering furthermore the following facts:

-	the Company’s revenues have decreased for the past five quarters, from 52.36 million euros for the second quarter of 2007 to 28.9 million euros for the third quarter 2008, i.e. a decrease of approximately 35%;

-	the Company’s net loss for the third quarter 2008 was 4.1 million euros;

-	in light of these results, Wavecom management announced the implementation of a cost reduction plan of 12 to 16 million euros per year (“A cost reduction program is in place, leading to targeted future savings between €12-16 million per annum”) ;

-	in 2002, although the Company had profits of 14,628,532 euros, the annual report indicated that “Wavecom intends to retain any future earnings for investment in the development and expansion of our business and does not expect to pay any cash dividends on our shares in the foreseeable future”, the shareholders’ meeting decides to disapprove the plan to distribute a special dividend of one (1) euros allocated from the additional paid-in capital, as proposed by the Board of Directors.

Ninth resolution

Acknowledging the report of the Board of Directors, under the terms of which:

-	the Company’s directors decided to reevaluate the compensation of the chief executive officer, Mr. Ronald Black;

-	Mr. Black’s variable salary would be increased by 120,000 to 401,000 euros

-	the benefits in kind received by Mr. Black for housing and tuition fees for his children in the amount of 180,000 euros would be extended for one year;

-	Mr. Black’s severance payment would be equal to three times his annual salary;

-	Mr. Black’s departure would include, not only his termination but also his resignation from his duties; and

-	Mr. Black would receive, under certain conditions, a bonus equal to his annual salary for one year (fixed and variable included),

the shareholders’ meeting decides to remind the Board of Directors of its duty to ensure the appropriateness of its compensation policy for the chief executive officer given, in particular, the economic situation of the Company, the corporate interest and applicable law.

The addition of these resolutions does not modify the agenda of this shareholders’ meeting.

The Board of Directors

2